THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Earnings before taxes on earnings	$464	$361	$1,207	$1,106
Fixed charges
Interest expense:
Deposits from banking clients	7	11	24	31
Payables to brokerage clients	1	1	2	2
Long-term debt	17	27	51	81
Other	-	-	2	2
Total	25	39	79	116
Interest portion of rental expense	17	17	51	51
Total fixed charges (A)	42	56	130	167

Earnings before taxes on earnings and fixed charges (B)	$506	$417	$1,337	$1,273

Ratio of earnings to fixed charges (B) ÷ (A) (1)	12.0	7.4	10.3	7.6

Ratio of earnings to fixed charges, excluding deposits from banking
clients and payables to brokerage clients interest expense (2)	14.6	9.2	12.6	9.3

Total fixed charges	$42	$56	$130	$167
Preferred stock dividends (3)	13	14	63	36
Total fixed charges and preferred stock dividends (C)	$55	$70	$193	$203

Ratio of earnings to fixed charges and preferred stock
dividends (B) ÷ (C) (1)	9.2	6.0	6.9	6.3

Ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to
brokerage clients interest expense (2)	10.6	7.0	7.9	7.3

(1)

The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends are calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.

(3)	The preferred stock dividend amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock.